Exhibit 99.25

MANAGEMENT SERVICES AND COMMERCIAL AGREEMENT

THIS MANAGEMENT SERVICES AND COMMERCIAL AGREEMENT (this “Agreement”) is dated as of [            ], 2010, by and between American Biltrite Inc., a Delaware corporation (“ABI”), and Congoleum Corporation, a Delaware corporation and as reorganized on and after the Effective Date of the Plan (as defined below) (“Congoleum”).  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of the Debtors, the Official Asbestos Claimants’ Committee, the Official Committee of Bondholders for Congoleum Corporation, et al. and the Futures Representative, dated as of March 11, 2010, as such plan may be amended from time to time (the “Plan”).

WHEREAS, on December 31, 2003, Congoleum filed a voluntary petition seeking relief under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Case”); and

WHEREAS, on March 11, 2010, the Plan was filed by the Plan Proponents with the United States District Court for the District of New Jersey; and

WHEREAS, on [        ], 2010, the Plan was confirmed by an order entered by the United States District Court for the District of New Jersey; and

WHEREAS, pursuant to Section 5.17 of the Plan, the Plan implements a compromise and settlement with respect to ABI, the ABI Claims (as defined in the Plan) and the Intercompany Agreements (as defined in the Plan) (the “Intercompany Settlement”); and

WHEREAS, pursuant to Section 5.17(b) of the Plan, in connection with the Intercompany Settlement, ABI and Congoleum are entering into this Agreement, which in accordance with Section 5.17 of the Plan shall govern the relationship between ABI and Congoleum upon the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in furtherance of the Plan, including Section 5.17 of the Plan, the parties hereto hereby agree as follows:

ARTICLE I
MANAGEMENT SERVICES

Section 1.01  Provision of Services by ABI. Roger S. Marcus shall serve as Chief Executive Officer and Director of Congoleum, and Howard N. Feist III shall serve as Chief Financial Officer of Congoleum.  Substantially all of Roger S. Marcus’ time, approximately twenty-five percent (25%) of Richard G. Marcus’ time and approximately fifty percent (50%) of Howard N. Feist III’s time, in each case, during normal working hours on a monthly basis, shall be made available to Congoleum. If Roger S. Marcus shall die, become disabled (as defined below) or voluntarily terminate his services with Congoleum contemplated by this Section 1.01 during the term of this Agreement, then Congoleum and ABI shall negotiate in good faith to reach agreement on the appointment of a successor for Roger S. Marcus.  If after a sixty (60) day period of engaging in such good faith negotiations, the parties are not able to reach such agreement, Congoleum may terminate Article I.  If either Richard G. Marcus or Howard N. Feist III shall die, become disabled or voluntarily terminate his services with Congoleum contemplated by this Section 1.01 during the term of this Agreement, then Congoleum and ABI shall negotiate in good faith to reach agreement on the appointment of a successor for Richard G. Marcus or Howard N. Feist III, as applicable.  If after a sixty (60) day period of engaging in such good faith negotiations, the parties are not able to reach such agreement, Congoleum may terminate Article I solely with respect to obligations relating to Richard G. Marcus or Howard N. Feist III, as applicable, which for purposes of Sections 1.02 and 1.03 will mean (a) a one-sixth reduction prospectively in the amounts payable pursuant to such sections if Congoleum has not previously so terminated Article I with respect to either Richard G. Marcus or Howard Feist, as applicable, pursuant to this Section 1.01 or Section 4.02(c) and (b) a one-fifth reduction prospectively in the amounts payable pursuant to such sections if Congoleum has previously so terminated Article I with respect to either Richard G. Marcus or Howard Feist, as applicable.  In the event that Congoleum terminates Article I of this Agreement, the remaining provisions of this Agreement shall remain in full force and effect until their termination in accordance with Article IV.  For purposes of this Section 1.01, “disabled” means the inability of the person to perform substantially all of his responsibilities and duties hereunder as a result of a physical or medical impairment, which inability continues for a consecutive period of more than one hundred eighty (180) days.  Each of Roger S. Marcus, Richard G. Marcus and Howard N. Feist III (and any successors for any of them appointed pursuant to the third sentence of this Section 1.01) shall enter into confidentiality agreements with Congoleum in the form attached as Exhibit A (each a “Confidentiality Agreement”). Congoleum acknowledges that (a) each of Roger S. Marcus and Richard G. Marcus will remain directors, executive officers and employees of ABI and its affiliates and (b) Howard N. Feist III will remain an executive officer and employee of ABI and its affiliates, and nothing in this Agreement, the Plan or the documents contemplated hereby or thereby shall prohibit Roger S. Marcus, Richard G. Marcus, or Howard N. Feist III from performing their duties and responsibilities in such capacities to ABI and its affiliates and in a manner consistent with past performance of such duties and responsibilities.  Nothing in this Agreement shall preclude the Board of Directors of Congoleum from appointing other officers or executives of Congoleum as the Board of Directors of Congoleum deems appropriate.

Section 1.02  Base Monthly Fee.  Congoleum shall pay to ABI a base monthly fee (“Base Monthly Fee”) of sixty-six thousand six hundred sixty six dollars and sixty seven cents ($66,666.67) in cash, payable on a monthly basis, with the fee for a particular month to be paid by Congoleum to ABI by not later than the fifteenth (15th) day following the end of such month.  The amount of the Base Monthly Fee will be adjusted annually commencing on the first anniversary of the Effective Date based on the metropolitan New York Consumer Price Index factor.

Section 1.03  Annual Cash Incentive Fee.

(a)           Congoleum shall pay ABI an annual incentive fee in cash (the “Cash Incentive Fee”), on or before April 15 of each year, in an amount equal to:

(i)           if Congoleum’s EBITDA on a consolidated basis for the prior fiscal year is greater than $23 million, but less than or equal to $26 million, ten percent (10%) of the amount by which such EBITDA exceeds $23 million; or

(ii)           if Congoleum’s EBITDA on a consolidated basis for the prior fiscal year is greater than $26 million, but less than or equal to $28 million, $300,000 plus fifteen percent (15%) of the amount by which such EBITDA exceeds $26 million; or

(iii)           if Congoleum’s EBITDA on a consolidated basis for the prior fiscal year is greater than $28 million, $600,000 plus twenty percent (20%) of the amount by which such EBITDA exceeds $28 million.

(b) For purposes of the Cash Incentive Fee, “EBITDA,” in each case, shall be determined in accordance with the following formula:  net income (loss) from continuing operations (before reduction for the expense of such Cash Incentive Fee or any prior Cash Incentive Fee, including any incentive fees paid under the Personal Services Agreement) plus interest expense minus interest income plus depreciation plus amortization plus provision for taxes, all calculated in accordance with United States generally accepted accounting principles (“GAAP”) in a manner consistently applied (except to the extent GAAP compels otherwise or as otherwise specifically provided in this Section 1.03).

(c) The Cash Incentive Fee will be pro-rated for any partial year occurring during the term of this Agreement, and the April 15 annual payment date assumes a calendar fiscal year.

Section 1.04  Incentive Equity.  Five percent (5%) of Congoleum’s total authorized number of shares of common stock shall be reserved for issuance by Congoleum for equity based compensation and awards to the management team of Congoleum with the terms of such compensation and awards to be determined by the Board of Directors of Congoleum.

Section 1.05  Observer Rights.  Richard G. Marcus or Howard N. Feist III may attend any and all meetings of the Board of Directors of Congoleum as an observer.

ARTICLE II
COMMERCIAL ARRANGEMENTS

Section 2.01  Intercompany Purchases and Sales.

(a) ABI and its subsidiaries (which, for purposes of this Article II and Article III, shall be collectively referred to as “ABI,” unless the context indicates or implies otherwise) shall sell and Congoleum and its applicable subsidiaries (which for purposes of this Article II and Article III, shall be collectively referred to as “Congoleum,” unless the context indicates or implies otherwise) shall purchase floor tile products and urethane (the “ABI Products”) pursuant to those quantities set forth in firm purchase orders submitted by Congoleum to ABI and reasonably acceptable to ABI and subject to ABI’s standard terms and conditions of sale except as otherwise contemplated herein.  To the extent that ABI shall not have a sufficient amount of ABI Products to supply all of its customers, including Congoleum, it shall supply its customers, including Congoleum, on a pro rata basis.  There shall be no minimum or maximum purchase requirements on the part of Congoleum relative to the ABI Products.  As such, Congoleum may order such quantity of ABI Products, if any, as it shall determine, in its sole and absolute discretion, and ABI shall be obligated to exercise commercially reasonable efforts to supply and sell to Congoleum  such quantities of ABI Products, if any, that Congoleum orders with firm purchase orders submitted by Congoleum to ABI.

(b) Congoleum shall sell and ABI shall purchase floor tile products (the “Congoleum Products”) pursuant to those quantities set forth in firm purchase orders submitted by ABI to Congoleum and reasonably acceptable to Congoleum and subject to Congoleum’s standard terms and conditions of sale except as otherwise contemplated herein.  To the extent that Congoleum shall not have a sufficient amount of Congoleum Products to supply all of its customers, including ABI, it shall supply its customers, including ABI, on a pro rata basis.  There shall be no minimum or maximum purchase requirements on the part of ABI relative to the Congoleum Products.  Subject to its obligations set forth in Article III, ABI may order such quantity of Congoleum Products as it shall determine, in its sole and absolute discretion, and Congoleum shall be obligated to exercise commercially reasonable efforts to supply and sell to ABI such quantities of Congoleum Products, if any, that ABI orders with firm purchase orders submitted by ABI to Congoleum.

Section 2.02  Purchase Price.

(a) The purchase price payable by ABI to Congoleum for Congoleum Products purchased from Congoleum shall be the one-hundred and twenty percent (120%) of the fully absorbed manufacturing cost of such Congoleum Products, calculated in accordance with GAAP and past practices. A price lower than one-hundred and twenty percent (120%) of cost may be set from time to time by mutual agreement.  Shipping costs shall be paid on the same basis then currently paid by ABI.  The purchase price shall be exclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees, all of which shall be the responsibility of ABI.  In the event that Congoleum is required to pay any such taxes, duties or fees, such items shall be added to the invoice to be paid by ABI.  Congoleum shall invoice ABI upon shipment of the Congoleum Products that it has purchased and ABI shall make payment to Congoleum of the amount due, owing and payable under such invoice within ten (10) days after the date such invoice was rendered.

(b) The purchase price payable by Congoleum to ABI for ABI Products purchased from ABI shall be one-hundred and twenty percent (120%) of the fully absorbed manufacturing cost of such ABI Products, calculated in accordance with GAAP and past practices.  A price lower than one-hundred and twenty percent (120%) of cost may be set from time to time by mutual agreement.  Shipping costs shall be paid on the same basis then currently paid by Congoleum or its subsidiaries, as applicable.  The purchase price shall be exclusive of any national, state or local sales, use, value-added or other taxes, customs duties, or similar tariffs and fees, all of which shall be the responsibility of Congoleum.  In the event that ABI is required to pay any such taxes, duties or fees, such items shall be added to the invoice to be paid by Congoleum. ABI shall invoice Congoleum upon shipment of the ABI Products that it has purchased and Congoleum shall make payment to ABI of the amount due, owing and payable under such invoice within ten (10) days after the date such invoice was rendered.

Section 2.03  Delivery by ABI.  ABI shall exercise commercially reasonable efforts to deliver ABI Products F.O.B. ABI’s plant either within ten (10) days following ABI’s receipt of a firm purchase order from Congoleum in accordance with Section 2.01(a), or if such purchase order specifies later delivery date(s), in accordance with such later date(s).  Unless otherwise agreed to by ABI and Congoleum, ABI shall deliver the ABI Products to the common carrier designated by Congoleum, which shall then be shipped to Congoleum’s place of business or such other destination, as specified by Congoleum.

Section 2.04  Delivery by Congoleum.  Congoleum shall exercise commercially reasonable efforts to deliver Congoleum Products F.O.B. Congoleum’s plant either within ten (10) days following Congoleum’s receipt of a firm purchase order from ABI in accordance with Section 2.01(b), or if such purchase order specifies later delivery date(s), in accordance with such later date(s).  Congoleum shall deliver the Congoleum Products to the common carrier designated by ABI, which shall then be shipped to ABI’s place of business or such other destination, as specified by ABI.

Section 2.05  Risk of Loss.  Title to the ABI Products sold by ABI to Congoleum and the risk of loss, damage or destruction of such ABI Products shall remain with and be borne by ABI until such ABI Products are delivered to the common carrier, after which title and the risk of loss shall be held and borne by Congoleum.  Title to the Congoleum Products sold by Congoleum to ABI and the risk of loss, damage or destruction of such Congoleum Products shall be borne by Congoleum until such Congoleum Products are delivered to the common carrier, after which title and the risk of loss shall be borne by ABI.

Section 2.06  Congoleum’s Limited Product Warranty.

(a) This product warranty applies to all Congoleum Products purchased by ABI and shall not be available or passed through to ABI’s customers. Nothing in this limited product warranty is intended to create any right in any third-party.

(b) With respect to Congoleum Products that are raw materials purchased by ABI, Congoleum warrants only that such products shall be in accordance with the specifications for such products agreed to by Congoleum and ABI, or if no such specification exists, Congoleum’s standard specification.

(c) With respect to Congoleum Products that are finished goods, Congoleum warrants that the Congoleum Products sold to ABI will be substantially free from significant defects in material and workmanship for normal use for six (6) months from the date of delivery to ABI.

(d) The sole responsibility of Congoleum under the foregoing warranty shall be limited to the repair or replacement (at Congoleum’s option) of defective Congoleum Products returned prepaid by ABI.  Any returned Congoleum Products that are replaced by Congoleum shall become Congoleum’s property.

(e) THE FOREGOING WARRANTY IS EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE).

Section 2.07  ABI’s Limited Product Warranty.

(a) This product warranty applies to all ABI Products purchased by Congoleum and shall not be available or passed through to Congoleum’s customers.  Nothing in this product limited product warranty is intended to create any right in any third-party.

(b) With respect to ABI Products that are raw materials purchased by Congoleum, ABI warrants only that such products shall be in accordance with the specifications for such products agreed to by ABI and Congoluem, or if no such specification exists, ABI’s standard specification.

(c) With respect to ABI Products that are finished goods, ABI warrants that the ABI Products sold to Congoleum will be substantially free from significant defects in material and workmanship for normal use for six (6) months from the date of delivery to Congoleum.

(d) The sole responsibility of ABI under the foregoing warranty shall be limited to the repair or replacement (at ABI’s option) of defective ABI Products returned prepaid by Congoleum.  Any returned ABI Products that are replaced by ABI shall become ABI’s property.

(e) THE FOREGOING WARRANTY IS EXCLUSIVE AND IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE).

Section 2.08  Limited License to Congoleum’s Trademarks.  During the term of this Agreement, Congoleum grants to ABI a limited, non-exclusive, royalty-free, non-sublicenseable, non-transferrable right to use Congoleum-owned or Congoleum-controlled trademarks on Congoleum Products  purchased by ABI pursuant to the terms this Agreement in the manner set forth in Congoleum’s relevant product branding policies.  The license under this Section 2.08 is limited to the purchase, use and sale of Congoleum Products by ABI and does not authorize ABI to use or apply any Congoleum-owned or Congoleum-controlled trademarks in any other manner.  Upon the written request of Congoleum, ABI shall permit Congoleum or Congoleum’s duly authorized representatives during normal business hours to inspect ABI’s use of Congoleum-owned or Congoleum-controlled trademarks, and records relating thereto, to confirm compliance with this Section 2.08.  Congoleum reserves the right to oppose any exploitations by ABI of any Congoleum-owned or Congoleum-controlled trademarks that are outside the scope of the license rights expressly set forth in this Section 2.08.

Section 2.09  Limited License to ABI’s Trademarks.  During the term of this Agreement, ABI grants to Congoleum a limited, non-exclusive, royalty-free, non-sublicenseable, non-transferrable right to use ABI-owned or ABI-controlled trademarks on ABI Products  purchased by Congoleum pursuant to the terms this Agreement in the manner set forth in ABI’s relevant product branding policies.  The license under this Section 2.09 is limited to the purchase, use and sale of ABI Products by Congoleum and does not authorize Congoleum to use or apply any ABI-owned or ABI-controlled trademarks in any other manner.  Upon the written request of ABI, Congoleum shall permit ABI or ABI’s duly authorized representatives during normal business hours to inspect Congoleum’s use of ABI-owned or ABI-controlled trademarks, and records relating thereto, to confirm compliance with this Section 2.09.  ABI reserves the right to oppose any exploitations by Congoleum of any ABI-owned or ABI-controlled trademarks that are outside the scope of the license rights expressly set forth in this Section 2.09.

Section 2.10  Cooperation.  Each  party agrees to use reasonable efforts to cooperate in the other party’s efforts to protect its trademarks.  In this connection, each party agrees to notify the other party of any known or suspected infringement of such party’s trademarks, and to use commercially reasonable efforts to assist such party in connection with any investigations into or legal actions arising out of such infringement, provided that the cooperating party shall not be required to incur any out-of-pocket costs in connection with its cooperation under this Section 2.10.

Section 2.11  Intellectual Property Infringement Indemnification.

(a) ABI shall defend all claims, suits, or proceedings brought against Congoleum to the extent that such claims, suits, or proceedings are based upon allegations that (i) the use or sale of ABI Products by Congoleum or (ii) the manufacture, use, or sale of products manufactured by Congoleum on behalf of ABI in accordance with specifications provided by ABI to Congoleum constitutes an infringement of any United States, Canadian or other governmental issued patent, copyright, or trademark, so long as ABI is notified promptly in writing by Congoleum of any such claims, suits, or proceedings and Congoleum provides ABI with full authority, information, and assistance at ABI’s expense, for the defense of all such claims, suits, or proceedings.  ABI shall not settle any claim for which Congoleum is entitled to indemnification hereunder without Congoleum’s prior written consent; provided that no such consent shall be required if (1) the settlement contains a complete and unconditional release by the person asserting the claim against Congoleum with respect to the claim, (2) the settlement does not contain any finding of responsibility or liability on the part of Congoleum (other than the payment of money for which ABI pays in full simultaneously with the effectiveness of the settlement and upon payment of which Congoleum waives any right to seek reimbursement from ABI), and (3) the settlement does not contain any sanction or restriction upon the conduct of any business by Congoleum.  ABI shall pay all damages and costs awarded against Congoleum as part of any final judgment to the extent attributable to any claim, suit, or proceeding for which ABI has indemnified Congoleum pursuant to this Section 2.11(a), but ABI shall not be responsible for any settlement made without its consent.  ABI may, at any time and at its sole option and at its expense, obtain the right for Congoleum to continue to use and sell any such product, replace or modify such specifications so that such products are no longer infringing, or instruct Congoleum to cease making all such products.

(b) Congoleum shall defend all claims, suits, or proceedings brought against ABI to the extent that such claims, suits, or proceedings are based upon allegations that (i) the use or sale of Congoleum Products by ABI or (ii) the manufacture, use, or sale of products manufactured by ABI on behalf of Congoleum in accordance with specifications provided by Congoleum to ABI constitutes an infringement of any United States, Canadian or other governmental issued patent, copyright, or trademark, so long as Congoleum is notified promptly in writing by ABI of any such claims, suits, or proceedings and ABI provides Congoleum with full authority, information, and assistance at Congoleum’s expense, for the defense of all such claims, suits, or proceedings.  Congoleum shall not settle any claim for which ABI is entitled to indemnification hereunder without ABI’s prior written consent; provided that no such consent shall be required if (1) the settlement contains a complete and unconditional release by the person asserting the claim against ABI with respect to the claim, (2) the settlement does not contain any finding of responsibility or liability on the part of ABI (other than the payment of money for which Congoleum pays in full simultaneously with the effectiveness of the settlement and upon payment of which ABI waives any right to seek reimbursement from Congoleum), and (3) the settlement does not contain any sanction or restriction upon the conduct of any business by ABI.  Congoleum shall pay all damages and costs awarded against ABI as part of any final judgment to the extent attributable to any claim, suit, or proceeding for which Congoleum has indemnified ABI pursuant to this Section 2.11(b), but Congoleum shall not be responsible for any settlement made without its consent.  Congoleum may, at any time and at its sole option and at its expense, obtain the right for ABI to continue to use and sell any such product, replace or modify such specifications so that such products are no longer infringing, or instruct ABI to cease making all such products.

ARTICLE III
OTHER COMMERCIAL ARRANGEMENTS

Section 3.01  License Agreement.  Pursuant to Section 1.02(a)(vi) of the Joint Venture Agreement, dated as of December 16, 1992, by and among ABI, Congoleum and the other parties thereto (the “Joint Venture Agreement”), Congoleum was granted certain intellectual property rights used by the Division (as defined in the Joint Venture Agreement) prior to the date of the Joint Venture Agreement and in existence on the Closing Date (as defined by the Joint Venture Agreement, as amended by the Closing Agreement, dated as of March 11, 1993, by and among ABI, Congoleum and the other parties thereto), including a perpetual, royalty-free license of all of ABI’s rights in, to and under the urethane technology used by ABI in its operations (the “Urethane License Agreement”).  Congoleum and ABI hereby agree to execute the license agreement attached as Exhibit B and to do all things necessary to ensure that Congoleum obtains and becomes fully vested in the intellectual property rights as so described in the preceding sentence.  Nothing herein shall impair such license and such license shall survive any termination of this Agreement.  Nothing herein, including this Section 3.01, or in the license agreement referred to in this Section 3.01, shall limit in any way ABI’s ownership of, or right to use or license, its urethane technology and know-how.

Section 3.02  Canadian Tile Distribution Exclusivity.

(a) Subject to all terms and conditions of this Agreement and the limitations set forth below, Congoleum hereby grants and ABI hereby accepts a non-transferable, exclusive, except as to Congoleum and its wholly-owned subsidiaries, right to purchase and resell Congoleum’s vinyl, vinyl composition or other floor tile (“Congoleum Tile”) in Canada, including its territories and possessions (the “Authorized Territory”) only.  Congoleum shall not appoint any other entity or representative to sell Congoleum Tile in the Authorized Territory.

(b) In the event that Congoleum or its wholly-owned subsidiaries should make any sales directly to customers in the Authorized Territory, Congoleum shall remit quarterly to ABI fifty percent (50%) of the standard gross margin on such direct sales, with the payment for a particular quarter to be paid by Congoleum to ABI by not later than the forty-fifth (45th) day following the end of such calendar quarter.

(i)           standard gross margin of Congoleum Tile sold by Congoleum or its wholly-owned subsidiaries means the difference between (a) the invoice price after deduction of regular trade and quantity discounts, freight allowances, cash discounts, and agents’ commissions and (b) the costs of goods sold at fully absorbed standard manufacturing costs.

(ii)           Congoleum will make written reports to ABI quarterly within forty-five (45) days after the first day of each of January, April, July, and October, stating in each such report the number, description, and aggregate standard gross margin of Congoleum Tile sold by Congoleum and its wholly-owned subsidiaries in the Authorized Territory during the preceding three (3) calendar months and on which a fee is payable as provided in this Section 3.02.  A terminal report shall be prepared within forty-five (45) days of expiration or termination of this Agreement.  Concurrently with the making of each report, Congoleum will pay to ABI fees at the rate specified in this Section 3.02(b).  Congoleum Tile shall be considered to be sold when shipped to the customer.

(iii)           Congoleum will keep records showing the Congoleum Tile sold by it in the Authorized Territory, such records to be in sufficient detail to enable the fees payable to ABI to be determined.

(c) Congoleum hereby agrees to render periodic assistance to ABI on technical and sales problems at Congoleum’s sole expense.

(d) ABI agrees that it will, at its sole expense and solely within the Authorized Territory:

(i)           Pay for Congoleum Tile purchased by ABI from Congoleum in accordance with the provisions set forth in Article II of this Agreement;

(ii)           use its commercially reasonable efforts to promote Congoleum Tile in the Authorized Territory and re-sell Congoleum Tile to customers within the Authorized Territory;

(iii)           market the price/performance qualities of Congoleum Tile; and

(iv)           furnish to Congoleum copies of ABI’s annual financial statements and any updates which Congoleum credit personnel may reasonably request from time to time.

(e) ABI shall have the right to assign or sublicense any of the foregoing rights to affiliates of ABI, provided that: (i) the assignee or sublicensee agrees in writing to be bound by all of the foregoing terms and conditions of the license, (ii) Congoleum is given reasonable advance notice of such assignment or sublicensing with a copy of the executed agreement by which the assignee or sublicensee agrees to be so bound and (iii) any such  assignment shall not relieve ABI of any of its obligations under this Section 3.02.

Section 3.03  Information Technology Services.  Congoleum will provide ABI certain specified information technology support and oversight services set forth on Exhibit C for a monthly fee set forth on Exhibit C, which monthly fee is intended to approximate Congoleum’s internal cost for providing such services.  The scope of services and cost set forth on Exhibit C shall be consistent with past practices unless changed by mutual agreement.  Any outside costs incurred by Congoleum for hardware and consulting in providing such services to ABI will not be included in the monthly fee and will be billed separately, at Congoleum’s internal cost, to ABI.

ARTICLE IV
TERM AND TERMINATION

Section 4.01  Term.  This Agreement shall be effective as of the Effective Date and shall continue in full force and effect for a term ending on the second (2nd) anniversary of the Effective Date, subject to its earlier termination (in whole or in part) in accordance with Section 1.01 and 4.02.

Section 4.02  Termination.

(a) The parties may terminate this Agreement by mutual written agreement executed and delivered by both parties.

(b) A party may terminate  this Agreement if the other party materially breaches any provision of this Agreement and such breach remains uncured ten (10) days after delivery of notice of such breach by the non-breaching party to the breaching party (it being understood that Congoleum may not terminate this entire Agreement pursuant to this Section 4.02(b) for reason of any death, disability or voluntary termination of services of Roger S. Marcus, Richard G. Marcus or Howard N. Feist III as provided in Article I and that Article I shall solely govern the termination of any rights or obligations under this Agreement due to any such death, disability or voluntary termination of services).

(c) Congoleum may terminate its obligations under Article I if it terminates Roger S. Marcus’ services with Congoleum for Cause (as defined below) or pursuant to Section 1.01.  If Congoleum terminates either Richard G. Marcus or Howard N. Feist III for Cause, Congoleum may terminate Article I solely with respect to obligations relating to Richard G. Marcus or Howard N. Feist III, as applicable, which for purposes of Sections 1.02 and 1.03 will mean (x) a one-sixth reduction prospectively in the amounts payable pursuant to such sections if Congoleum has not previously so terminated Article I with respect to either Richard G. Marcus or Howard Feist, as applicable, pursuant to this Section 4.02(c) or Section 1.01 and (y) a one-fifth reduction prospectively in the amounts payable pursuant to such sections if Congoleum has previously so terminated Article I with respect to either Richard G. Marcus or Howard Feist, as applicable.  For purposes of this Section 4.02(c), “Cause” means (i) the willful and continued failure by such person (other than any such failure resulting from such person’s incapacity due to physical or mental illness) to perform substantially the duties and responsibilities of such person’s position with Congoleum reflected in Section 1.01 after a written notice thereof and a ten (10) business day period to cure; (ii) the willful engaging by such person in fraud or dishonesty which  is demonstrably and materially injurious to Congoleum or its reputation, monetarily or otherwise; (iii) indictment (or equivalent under applicable law) with respect to, the conviction of, or a plea of guilty or no contest to, a felony or any other crime involving moral turpitude, fraud, theft or embezzlement; (iv) habitual illegal drug or alcohol abuse; or (v) material breach by such person of the Confidentiality Agreement between such person and Congoleum.

(d) ABI may terminate this Agreement if Congoleum terminates its obligations under Article I pursuant to Section 1.01 or Section 4.02(c) due to the termination of Roger S. Marcus’ services with Congoleum.

Section 4.03  Effect of Termination.  Upon termination hereby by either party:

(a) all sums due to either party from the other shall be promptly paid;

(b) all property belonging to one party but in the custody of the other shall be returned;

(c) Congoleum shall have the option to repurchase any or all current and resalable Congoleum Tile in ABI’s inventory at ABI’s original net purchase price;

(d) each party will cease all use of the other party’s trademarks pursuant to Sections 2.08 and 2.09, as the case may be, and in furtherance thereof, as soon as practicable but in no event later than thirty (30) days following the termination date, remove, strike over or otherwise obliterate all of the other party’s marks from all assets and other materials, including any packaging materials, displays, signs, promotional materials, and websites; and

(e) Neither party shall be liable to the other for loss or damage arising from termination of this Agreement.

Section 4.04  Limitation of Liability.  NEITHER CONGOLEUM NOR ABI SHALL BE LIABLE TO THE OTHER, OR TO EACH OTHER’S CUSTOMERS, FOR ANY SPECIAL, INDIRECT, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, LOSS OF BUSINESS OPPORTUNITIES, OR LOSS OF BUSINESS INVESTMENTS, EVEN IF THAT PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.  THIS LIMITATION SHALL APPLY TO ANY CLAIM OR CAUSE OF ACTION WHETHER IN CONTRACT OR TORT (INCLUDING NEGLIGENCE) STRICT LIABILITY, OR BREACH OF WARRANTY.

Section 4.05  Survival.  The provisions of Section 2.06, 2.07, 2.11, 4.03, 4.04, 4.05, and Articles V and VI shall survive any termination of this Agreement.  In no event shall any termination of this Agreement or any part thereof affect the terms of any equity based compensation or award referred to in Section 1.04 then outstanding or theretofore previously granted, which compensation and awards will continue to be governed by the terms of any separate award or other agreement applicable thereto.

ARTICLE V
CONFIDENTIALITY

ABI and Congoleum shall keep confidential any and all proprietary and confidential information about the other (the “Confidential Information”) and not use or disclose the Confidential Information for any purpose outside the scope of this Agreement, except as may be expressly permitted in writing by the other party.  The term “Confidential Information” does not include information that (a) was known by a party or its affiliates prior to its disclosure pursuant to this Agreement, provided that such information was not furnished to such party by a source known by it to be prohibited from disclosing such information by a contractual, legal or fiduciary obligation, (b) was or becomes available to the public other than as a result of a breach of the terms of this Agreement, or (c) is independently developed by such party not in violation of this Agreement.  Notwithstanding the foregoing, a party shall not be restricted from disclosing Confidential Information of the other party where such disclosing party is required to disclose such Confidential Information pursuant to (a) law or court order, but only after notifying the nondisclosing party and allowing such nondisclosing party an opportunity to obtain a protective or other order or (b) the rules or regulations of a nationally recognized stock exchange on which such party’s securities are listed for trading.

ARTICLE VI
MISCELLANEOUS PROVISIONS

Section 6.01  Notices.  All notices and other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be in writing and deemed given when delivered personally or sent via facsimile (receipt confirmed) and shall be deemed given the next business day when sent by nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses or facsimile numbers, as applicable:

If to Congoleum, at:
3500 Quakerbridge Road
Mercerville, New Jersey 08619-0127
Attention: Roger Marcus
Phone:  609.584.3000
Facsimile:  609.584.3685

If to ABI, at:
57 River Street
Wellesley Hills, Massachusetts 02481-2097
Attention: Richard Marcus
Phone:  781.237.6655
Facsimile: 781.237.6880

Either party may, by like notice to the other party, change the address, facsimile number or the party to which any notice or other communication is to be delivered.

Section 6.02  Entire Agreement.  This Agreement, the Confidentiality Agreements, the Urethane License Agreement and the Plan, including Section 5.17 of the Plan, contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written, including the Intercompany Agreements.  To the extent this Agreement conflicts with any provision of the Intercompany Term Sheet, this Agreement shall control such conflict.

Section 6.03  Amendment; Waivers.  The parties may amend this Agreement only by written agreement executed and delivered by both parties.  Any term or provision of this Agreement may be waived, or the time for performance extended, by the party entitled to the benefit thereof.  The failure of any party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 6.04  Assignment.  Except as otherwise expressly provided in this Agreement, neither party may assign this Agreement or any of its rights hereunder nor may either party delegate any of its obligations hereunder, in each case, without the prior written consent of the other party.

Section 6.05  No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6.06  Force Majeure.  Neither party shall be liable for any delay in discharging any obligation or in performing any duty imposed upon it by this Agreement if such delay arises from circumstances beyond its control and not resulting from the fault or negligence of such party (including such party’s affiliates and any of its or their employees, directors, officers, agents and contractors) including, but not limited to, acts of God, riot or civil commotion, industrial dispute, fire, flood, drought, act of government, public enemy, war, terrorism or sabotage, provided that the party seeking to be excused shall make every commercially reasonable effort to minimize the delay resulting therefrom, and shall give prompt and written notice of the force majeure event to the other party.  The obligations of the party giving notice, so far as they are affected by the force majeure event, will be suspended during, but not longer than, the continuance of the force majeure event.  The affected party must act with commercially reasonable diligence to resume performance and notify the other party when the force majeure event no longer affects its ability to perform under this Agreement.

Section 6.07  Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof that would require the application of any law of another jurisdiction.

Section 6.08  Waiver of Jury Trial. EACH PARTY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 6.09  Independent Contractors. Each party is an independent contractor of the other party. Nothing in this Agreement will constitute a partnership between or joint venture by the parties, or constitute either party the agent of the other.

Section 6.10  Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 6.11  Severability.  If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction (or an arbitrator or arbitration panel) to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions set forth herein shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated.  In the event that any such term, provision, covenant or restriction is held to be invalid, void or unenforceable, the parties hereto shall use commercially reasonable efforts to find and employ an alternate means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant, or restriction.

Section 6.12  Interpretations.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”  The words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to the sections of this Agreement unless otherwise specified.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Management Services and Commercial Agreement to be executed by a duly authorized officer as of the date first above written.

AMERICAN BILTRITE INC.

By:
Name:
Title:

CONGOLEUM CORPORATION

By:
Name:
Title:

EXHIBIT A
FORM OF CONFIDENTIALITY AGREEMENT

EXHIBIT B
FORM OF URETHANE LICENSE AGREEMENT

EXHIBIT C
IT SERVICES AND FEES